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                                                 Filed by Pennichuck Corporation
                Pursuant to Rule 425 under the Securities Act of 1933 and Deemed Filed Pursuant to Rule 14a-12 Under the Securities Exchange Act of 1934

                                         Subject Company: Pennichuck Corporation
                                                    Commission File No.: 0-18552

Press release dated November 27, 2002

(PENNICHUCK CORPORATION LOGO)


                                                           FOR IMMEDIATE RELEASE

November 27, 2002


PENNICHUCK CORPORATION RESPONDS TO VOTE OF BOARD OF ALDERMEN OF CITY OF NASHUA, NEW HAMPSHIRE

On Tuesday, November 26, 2002, the Board of Aldermen of the City of Nashua, New Hampshire passed a resolution calling for the City to acquire all or a portion of the water works system owned by Pennichuck Corporation (Nasdaq:PNNW) currently serving the residents of Nashua and certain surrounding towns. The resolution also provides for a City-wide referendum to be held on January 14, 2003 to vote on the matter and expressed the Board of Aldermen's support in principle for the formation of a regional water authority.

Pennichuck responded today by affirming its intent to continue working diligently toward completion of the proposed transaction between Pennichuck and Philadelphia Suburban Corporation (NYSE:PSC), in which Pennichuck would be acquired by PSC in exchange for PSC common stock. Pennichuck and PSC today filed a preliminary proxy statement-prospectus with the Securities and Exchange Commission, and they expect that the New Hampshire Public Utilities Commission will act by February 28, 2003 on their request that the PUC approve the merger.

Pennichuck's Chief Executive Officer, Maurice L. Arel stated that "The acquisition of Pennichuck's assets by the City of Nashua or a regional authority would be an unnecessary expansion of local government and would not improve the reliability or quality of our system. In contrast, Pennichuck's merger with PSC will undoubtedly enhance the managerial and financial strength of our company. PSC is among the nation's largest investor-owned utilities in the United States, providing water and wastewater services to approximately two million residents in several states, including Pennsylvania and Maine. PSC's operational and environmental track record are unquestioned, and in light of the significant, federally mandated improvements that our service territory will require over the next several years, PSC's greater financial resources will clearly ensure the reliability and stewardship that our customers expect."

Mr. Arel continued, "Any acquisition of Pennichuck's assets by the City of Nashua or regional authority would require numerous and time consuming layers of governmental and voter approvals, none of which can be taken for granted. In particular, given the highly integrated nature of Pennichuck's water works system and the significant interests of other communities in Pennichuck's service area, the PUC would have to address a number of unprecedented issues related to Pennichuck's assets and operations outside the City of Nashua. In addition, any takeover would likely require the City or regional authority to raise between $100 million and $200 million in debt financing to fund the acquisition and the necessary capital expenditures facing the operation thereafter. It's also important to bear in mind that even voter approval of the referendum would not bind the City to proceed with the acquisition. For these reasons among others, Pennichuck views the prospect of a successful municipalization of Pennichuck as highly speculative and not in the best interests of our customers, our employees or our shareholders."


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This communication may be deemed to be solicitation material in respect of the proposed acquisition of Pennichuck by PSC, pursuant to an Agreement and Plan of Merger, dated as of April 29, 2002, by and between Pennichuck and PSC. Pennichuck and its directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the transactions contemplated by the Agreement and Plan of Merger.

INFORMATION CONCERNING ANY DIRECT OR INDIRECT INTEREST IN THE PROPOSED MERGER OF PENNICHUCK'S DIRECTORS AND EXECUTIVE OFFICERS, INCLUDING THEIR BENEFICIAL OWNERSHIP OF PENNICHUCK COMMON STOCK AND THE TERMS OF CHANGE OF CONTROL OR SIMILAR ARRANGEMENTS WITH CERTAIN OF PENNICHUCK'S EXECUTIVE OFFICERS, MAY BE FOUND IN PENNICHUCK'S PROXY STATEMENT FILED WITH THE SEC UNDER SCHEDULE 14A ON APRIL 2, 2002 AND IN THE PROXY STATEMENT - PROSPECTUS FILED TODAY BY PENNICHUCK AND PSC IN CONNECTION WITH THE TRANSACTION. THE PROXY STATEMENT AND THE PROXY STATEMENT - PROSPECTUS ARE AVAILABLE, FOR FREE, BOTH ON THE SEC'S WEBSITE (http://www.sec.gov) OR BY CONTACTING SHAREHOLDER RELATIONS AT PENNICHUCK AT
(603) 882-5191.